

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

David M. Bronson
Executive Vice President and Chief Financial Officer
PSS World Medical, Inc.
4345 Southpoint Boulevard
Jacksonville, FL 32216

      **Re:    PSS World Medical, Inc.**
             **Form 10-K for Fiscal Year Ended April 2, 2010**
             **Filed May 26, 2010**
             **File No. 000-23832**

Dear Mr. Bronson:

      We have completed our review of your filing and do not have any further comments at this time.

                       Sincerely,


                       John Reynolds
                       Assistant Director